FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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The following notice is a translation from Hebrew of the notice published in two daily Israeli newspapers on May 18, 2010 (the original Hebrew wording is binding)

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notice of Annual Meeting of Shareholders

In accordance with the Israeli Companies Regulations (Notice of Shareholders Meeting and Meetings of a Class of Shareholders In Public Companies), 5760 - 2000, notice is hereby given that the Annual Meeting of Shareholders of Teva Pharmaceutical Industries Limited will be held at Teva's executive offices at 5 Basel Street, Petach Tikva, on Tuesday, June 29, 2010, at 4:30 p.m. Israel time.

At the Meeting, shareholders will receive and discuss the Company`s consolidated balance sheet as of December 31, 2009, and the consolidated statements of income for the year then ended.  In addition, at the Annual Meeting shareholders will be asked to adopt resolutions on the following issues:

1. To approve the cash dividend for the year 2009.

2. Election of Directors.

3. To appoint the accounting firm Kesselman & Kesselman as the Company`s independent registered public accounting firm and to authorize the audit committee and Board of Directors to determine and approve their compensation.

4. To approve the Company's 2010 Long-Term Equity-Based Incentive Plan.

5. Approval of directors remuneration.

6. To approve an increase in the registered share capital of the Company

A detailed description of the proposed resolutions on the Agenda may be reviewed at the distribution website of the Israeli Securities Authority at www.magna.isa.gov.il and at the website of the Tel Aviv Stock Exchange at www.tase.co.il. And at the executive offices of the Company, 5 Basel Street, Petach Tikva, Israel (Tel: 972 3 9267513) between 9:00 a.m. and 4:00 p.m. Israel time, Sunday - Thursday.

Quorum and Majority Required for Resolution

At least two shareholders who are present at the Annual Meeting, in person or by proxy or represented by their authorized persons, and who hold in the aggregate twenty-five percent or more of the paid-up share capital of the Company, are necessary to constitute a legal quorum.

Should no legal quorum be present one half hour after the time set for the Meeting, the Meeting shall be adjourned to one week from that day, at the same time and place. If no legal quorum is present one half hour after the time set for the postponed meeting, at least two shareholders who are present at the postponed meeting, in person or by proxy or represented by their authorized persons, and who hold in the aggregate twenty percent or more of the paid-up share capital of the Company, will constitute a legal quorum.

Other than as described below, the affirmative vote of the holders of a majority of the shares participating at the Annual Meeting, in person or by voting card or by representative appointed by deed of appointment, is required to adopt each of the proposals to be presented at the Meeting. The sixth proposal, relating to the amendment of the Company's incorporation documents, requires the affirmative vote of at least 75% of shares voting at the Annual Meeting in person or by proxy.

Record Date; Shareholders Entitled to Vote

The record date for determining the entitlement of shareholders to participate and vote in the Annual Meeting is May 24, 2010 (hereinafter, the "Record Date"). Only persons who are shareholders at the end of trading on the Record Date will be entitled to participate at this Annual Meeting and at any adjournments or postponements thereof and to vote at the meeting in person, or by voting card, or by representative appointed by a deed of appointment that will be deposited at the offices of the Company no later than June 25, 2010, subject to confirmation of ownership of the shares on the Record Date in accordance with applicable law.

Each issued and outstanding ordinary share, par value NIS 0.1 per share, will entitle its owner to one vote on all matters properly submitted at the Annual Meeting.

Voting by Way of Voting Card

Shareholders may vote in regard to any of the Resolutions on the Meeting`s agenda by way of a voting card. A copy of the voting card and position notice with respect to the above Meeting will be available at the distribution website of the Israeli Securities Authority at www.magna.isa.gov.il and at the website of the Tel Aviv Stock Exchange at www.tase.co.il. The vote by voting cards will be made by completion of the second part of the voting card, as shall be published at the aforementioned distribution website of the Israeli Securities Authority.

A shareholder may apply to the Company directly in order to receive a copy of the voting card and position notice. Any member of the Tel Aviv Stock Exchange (hereinafter "TASE") will send by e-mail, free of charge, a link to the copy of the voting card and proxy statement located on the distribution site to any shareholder not registered in the register of shareholders but who is registered as a shareholder with the member of the TASE, if the shareholder gave notice that he is interested in such, provided that the notice was given with regards to a specific securities account and prior to the Record Date. A shareholder whose shares are registered with a member of the TASE is entitled to receive the confirmation of ownership of its shares from the member of the TASE through which he/she holds the shares at the offices of the member of the TASE or via mail to his/her address (for a mail charge only) if the shareholder so requests, provided that the request will be given ahead of time and with regards to a specific securities account, prior to the Record Date.

The final date to submit a position notice to the Company is June 3, 2010.

The final date for submission of the Company's response to the position notices of the shareholders is June 17, 2010.

The final date to submit a voting card to the Company is 72 hours prior to the Meeting.

By Order of the Board of Directors,

Teva Pharmaceutical Industries Limited

May 18, 2010

Teva Pharmaceutical Industries Ltd. Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Richard S. Egosi

Name: Richard S. Egosi
Title: Corporate VP and Chief Legal Officer

Date May 18, 2010

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